SNOW LAKE RESOURCES LTD.

360 Main St 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada

July 12, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Attn:  Liz Packebusch

Daniel Morris

Re:Snow Lake Resources Ltd.

Registration Statement on Form F-3 (the “Registration Statement”)

Filed June 1, 2023
File No. 333-272324

Ladies and Gentlemen:

Set forth below is Snow Lake Resources Ltd.’s (the “Company”) response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (File No. 333-272324) (the “Registration Statement”), in the Staff’s letter to the Company, dated June 22, 2023, relating to the Registration Statement. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has provided its response immediately after the comment. Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission.

Securities and Exchange Commission

Division of Corporation Finance

July 12, 2023

Registration Statement on Form F-3 filed June 1, 2023
General

1.We note disclosure in your Form 20-F for the year ended June 30, 2022 that, on Thursday, September 29, 2022, at the request of the concerned shareholders of the Company, the Manitoba Court issued an order enjoining the Company from issuing any securities prior to October 27, 2022. We further note disclosure in your Form 6-K filed December 6, 2022, regarding certain Notices of Application and Motion filed in the Court of King’s Bench, Winnipeg Centre on November 3, 2022 and November 7, 2022, respectively, by Nova Minerals Ltd. and other Dissident Shareholders. Please tell us whether this or other shareholder litigation remains active and whether such litigation may affect your ability to conduct this offering as described.

There is no active litigation pending, or to the Company’s management’s knowledge, threatened in Manitoba or any other jurisdiction that currently prevents, or would prevent, the Company from proceeding with the offering described in the Registration Statement.

With respect to the order enjoining the Company from issuing any securities prior to October 27, 2022, that order expired on October 27, 2022 and was not further extended. There is no current injunction prohibiting the Company from issuing securities.

The matters described in the November 3 and November 7, 2022 Notices of Application and Motion are currently adjourned sine die.  As described below, in April 2023 the Company subsequently brought suit against the persons named in those notices to among other things recover payments from certain former officers of the Company.

There was a Notice of Application filed by Nova Minerals Ltd. on December 20, 2022 that was resolved with a court order issued Dec. 22, 2023 requiring the Company’s shareholder meeting to proceed Jan. 17, 2023 and that an independent chair preside over the meeting. The meeting was held as ordered.

On April 14, 2023, the Company filed a Statement of Claim against Temple Global Asset Management LLC, Philip Gross, Surge Wealth Inc., Derek Knight, Hadassah Slater and Allan Engel, seeking amongst other matters, judgment in the amount of $1,872,000 being payments collectively issued to Gross and Knight (or their companies) pursuant to addendum to consulting agreements approved by the Snow Lake board of directors on Sept. 7, 2022.  This matter is ongoing and is at early stages.  The Company does not anticipate that this litigation will adversely impact the Company’s ability to conduct the offering.

Securities and Exchange Commission

Division of Corporation Finance

July 12, 2023

2.We note your cover page disclosure that one or more selling securityholders may offer and sell securities under your prospectus. Please revise to disclose:

•The aggregate number of securities being offered by the selling shareholders;

•The initial offering transaction or transactions in which the securities were sold pursuant to Rule 430B(b)(2)(iii) of the Securities Act; and

•Confirm that all of the securities offered by the selling shareholders were issued and outstanding prior to filing your registration statement.

Please also revise your fee table to include the securities being registered for resale.

In the Amendment, we have deleted all references to selling shareholders being able to offer and sell securities under Snow Lake’s prospectus.

I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (848) 308-4202 with any questions or comments regarding this correspondence.  Please note that I will be in Australia until July 21.  I will be accessible there, but my responses may be delayed due to the time difference.

Very truly yours,

SNOW LAKE RESOURCES LTD.

BY:  /s/ Peretz Schapiro

Peretz Schapiro

Interim Chief Operating Officer

cc:           David Warburg

               Mark Katzoff

               Shimmy Posen